

Gordon Russell · 3rd in

Rear Admiral, United States Navy (Ret.)

New Alexandria, Virginia, United States · 500+ connections ·

Contact info

BlueStar SeniorTech

National Defense Un

Experience

Chief Operating Officer

BlueStar SeniorTech

Jun 2016 – Present · 4 yrs 7 mos

Rockville, MD

BlueStar SeniorTech, a Service-Disabled Veteran-Owned Small Business, is on a mission to make life better for seniors in veteran families. We do this with technology, with a little help from the family, and with our BlueStar team.

Advisory Board Member

Enabled Enterprises

Feb 2016 – Present · 4 yrs 11 mos

Enabled Enterprises LLC (EE) is a dynamic groundbreaking business providing empowerment, independence, training and emotional support to our veterans. The company was formed by enabled and disabled veterans and an entrepreneur/philanthropist.

...see mor

Strategic Planning, Program Management, Change Agent, Coalition Builder

9 yrs 3 mos

Rear Admiral (Ret.)
Dec 2014 – Present · 6 yrs 1 mo
Alexandria, Virginia

Strategic planning; leadership development, building coalitions, leading change, results driven; business acumen; project management,

Commander
Oct 2011 – Nov 2014 · 3 yrs 2 mos
NAS Ft. Worth JRB

Commander (CEO), Information Dominance Corps Reserve Command, 2011-2014. Develop anc implement a strategic plan to lead a command of 6,800 Information Dominance professionals (Intelligence, Cyber, Information Professional, Oceanography, Space Cadre). Responsible to man, train and equip the reserve information dominance force; develop and execute ...see mor

Reserve Deputy
Navy Cyber Forces
2010 – 2012 · 2 yrs

Commander
Navy Intelligence Reserve Command
Nov 2009 – Sep 2011 · 1 yr 11 mos
NAS Ft. Worth JRB

Commander (CEO), Navy Intelligence Reserve Command: 2009-2011. Develop and implement strategic plan to lead a command of 3,600 Intelligence professionals. Responsible to man, trair and equip the reserve intelligence force; develop and execute a $19M annual budget; plan, design and operate eight intelligence centers across the country. Proactively engag ...see mor

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Education

National Defense University
2012 – 2012

Capstone General and Flag Officer Course, Joint/ Allied Military Planning/ Operations and International
Affairs/ Diplomacy.

Advance Space Operations School
Space Operations Executive Course
2011 – 2011

Naval Postgraduate School
Strategic Communication Workshop
2010 – 2010

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Licenses & certifications

Joint Qualified Officer (JQO) III